

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 9, 2009

Via Facsimile (212) 969-2900 and U.S. Mail

Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

Re: Presidential Life Corporation
Definitive Proxy Statement on Schedule 14A
Filed December 7, 2009
File No. 0-05486

Additional Definitive Soliciting Materials
Filed December 7 and 8, 2009
File No. 0-05486

Dear Ms. Allen:

We have reviewed your filing and have the following comments.

Definitive Schedule 14A

Reasons to Reject the Kurz Consent Solicitation, page 9

1. Please provide us supplemental support for your disclosure relating to the tax return investigation of the Kurz Family Foundation and to the use of company-provided health insurance coverage by Mr. Kurz included in the proxy statement and in the additional soliciting materials dated December 8, 2009.

Additional Soliciting Materials Filed December 7, 2009

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the disclosure that (i) Mr. Barnes "assumed the role [of CEO and President] in May 2009 in accordance with a succession plan demanded by ratings agencies" and (ii) Mr. Kurz's efforts are the result of "his personal unhappiness at no longer running the company he founded."

3.   Please provide us supplemental support for your disclosure that S&P and A.M. Best "expressed concern regarding Mr. Kurz's advanced age and the absence of a succession plan when previously assessing the Company's financial strength."

4.   We note your disclosure that security holders may find additional information relating to the consent solicitation on specific page within your website. We also note a press release included in that site that does not appear to have been filed under cover of Schedule 14A. Please file the press release and confirm your understanding that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

<u>Closing Comments</u>

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions